Filed by Susquehanna Bancshares, Inc.
Pursuant to Rule 425 under the Securities Act 1933, as amended and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: Community Banks, Inc.
Commission File No.: 001-11663

Agenda
Agenda
Opportunities Created by Combined
Susquehanna & CommunityBanks
William J. Reuter, Chairman, President & CEO,
Susquehanna Bancshares, Inc.
Transition Process & Timeline
Gregory A. Duncan, President & CEO, Susquehanna Bank PA

William J. Reuter William J. Reuter Chairman, President & Chief Executive Officer Susquehanna Bancshares, Inc.

Susquehanna & Community Banks:
A Compelling Combination
Susquehanna & Community Banks:
A Compelling Combination
Broad
Business
Lines
+
Strong Earnings Growth /
Shareholder Value
Market Share
Leadership
+
Financial
Strength
• Nearly 90% of franchise in growth markets
• Experienced management team to handle integration
• Strong capital to facilitate growth

Transaction Rationale
Transaction Rationale
Increases presence in key MSAs
Top 10 deposit market share in Pennsylvania
Top 5 in Assets in Mid-Atlantic
(1)
Franchise Enhancing
Identified, achievable cost savings
Accretive to GAAP and Cash EPS in the first full year of operations
Attractive internal rate of return
(1) Banks headquartered in PA, NJ, DE, VA, WV, MD, and DC
In-market transaction; similar demographic markets
Both companies have a proven track record of integrating acquisitions
Both companies use the same operating system
Similar community banking philosophy and culture
Increased scale will enhance lending capabilities
Significant opportunity to leverage Susquehanna’s wealth
management platform to Community’s customers
Strong Strategic Fit
Compelling Transaction
Economics
Low Execution Risk

Lycoming
Williamsport
Luzerne
Union
Snyder
Northumberland
Schuylkill
Northampton
Lehigh
Dauphin
Berks
Harrisburg
Montgomery
Cumberland
Lancaster
Chester
Philadelphia
Bedford
Franklin
Adams
York
Delaware
Burlington
Camden
Garrett
Allegany
Washington
Carroll
Harford
Gloucester
Berkeley
Baltimore
Atlantic
Baltimore
Cumberland
Howard
Anne Arundel
Washington D.C.
Worcester
Susquehanna Bank
Susquehanna Bank PA
Susquehanna Patriot Bank
Susquehanna Branch Location
Community Banks Branch Location

Creates a Powerful Mid-Atlantic
Franchise
Creates a Powerful Mid-Atlantic
Franchise
Financial Highlights
Assets:
Deposits:
Market Cap:    $2.0 Billion
246 Branches
$12.3 Billion
$8.7 Billion
Approximately half the
company will be in high-
growth markets, with
projected population
growth from 2006-2011
in excess of 5.0%

Market Leadership
Market Leadership
13.1
19.9
2.9
13.8
0.0
11.4
2.5
6.4
0.0
4.4
0.0
5.0
10.0
15.0
20.0
25.0
Lancaster York-Hanover Gettysburg Reading Harrisburg-
Carlisle
SUSQ Pro Forma
Significantly Fills
Branch Footprint
In Strategic MSAs
Pro Forma
Rank
1
2
4

9
The combined company will rank #1 or #2 in market share in 6 of its pro forma MSAs of operation
Source: SNL Financial
Market share data as of June 30, 2006

Enhanced Lending Opportunities
Enhanced Lending Opportunities
SBA and B&I Lending at Susquehanna:
$37 million in loans closed in ’06
$32 million in loans subsequently sold
$2.4 million in income from sale of loans
$759,000 in servicing income & other fees
Construction Lending
Strong track record in originating, underwriting & monitoring
In excess of $1 billion in loans outstanding

Enhanced Lending Opportunities
Enhanced Lending Opportunities
Smart Business Credit Solutions
Simplified applications & streamlined processing
Lines of credit, term loans, real estate loans
Loan decisions in:
24 hours for amounts less than $50,000
48 hours for amounts from $50,000 to $250,000
ARGO automated account opening/servicing platform

Opportunities With Other Affiliates
Opportunities With Other Affiliates
$5.7 billion in assets under management & administration
Investment, fiduciary & brokerage services
Retirement planning
Private banking
Wealth Management
Leasing & financing for commercial-use equipment & software
nationwide
Transactions from $5,000 to $500,000 or more
National accounts such as Segway
®
Property & casualty insurance
Group employee benefits
Risk management services
Insurance
Commercial Finance
Mortgages
Enhance volume of mortgage production
Multiple delivery channels
New technologies

YTD Fee Income Composition at 12/31/06
(% of Total)
YTD Fee Income Composition at 12/31/06
(% of Total)
$136 Million in Fee Income
Deposit Accounts
19%
Vehicle Origination,
Servicing &
Securitization
14%
Wealth Management
22%
Property & Casualty
Insurance Sales
9%
Bank-Owned Life
Insurance
7%
Net Gain on Sale of
Loans & Leases
12%
Other
17%

CDs > $100K
15.4%
NOW, Savings &
MMDA
42.2%
CDs < $100K
26.0%
Demand Deposits
16.3%
CDs > $100K
10.6%
NOW, Savings &
MMDA
35.0%
CDs < $100K
39.7%
Demand Deposits
14.7%
CDs > $100K
14.0%
NOW, Savin
MMDA
40.1%
CDs < $100K
30.1%
Demand Deposits
15.8%
Attractive Funding Base
Attractive Funding Base
Pro Forma
Dollars in thousands
Source: SUSQ and CMTY deposit data per 10-K as of 12/31/2006; CMTY not pro forma for pending acquisitions
SUSQ and CMTY deposit costs per 10-K for the year ended 12/31/2006
Cost of Interest-bearing Deposits: 3.27%
Cost of Deposits (including Demand): 2.73%
Cost of Interest-bearing Deposits: 3.25%
Cost of Deposits (including Demand): 2.77%
Cost of Interest-bearing Deposits: 3.27%
Cost of Deposits (including Demand): 2.74%
Susquehanna Bancshares, Inc.
Community Banks, Inc.
Deposit Portfolio ($000) Amount % of Total
Demand Deposits 959,654 $        16.3%
NOW, Savings & MMDA 2,482,043        42.2%
CDs < $100K 1,528,298        26.0%
CDs > $100K 907,594           15.4%
Total Deposits 5,877,589 $     100.0%
Deposit Portfolio ($000) Amount % of Total
Demand Deposits 368,329 $        14.7%
NOW, Savings & MMDA 879,343           35.0%
CDs < $100K 998,510           39.7%
CDs > $100K 267,000           10.6%
Total Deposits 2,513,182 $     100.0%
Deposit Portfolio ($000) Amount % of Total
Demand Deposits 1,327,983 $     15.8%
NOW, Savings & MMDA 3,361,386        40.1%
CDs < $100K 2,526,808        30.1%
CDs > $100K 1,174,594        14.0%
Total Deposits 8,390,771 $     100.0%

Residential R.E.
16.3%
Construction
13.5%
Commercial R.E.
30.2%
Commercial
23.2%
Leases
6.0%
Consumer &
Other
10.8%
Dollars in thousands
Source: SUSQ and CMTY loans per 12/31/2006 10-K; CMTY loans not pro forma for pending acquisitions
SUSQ and CMTY loan yields per 10-K for the year ended 12/31/2006
Average Yield: 7.37% Average Yield: 7.23% Average Yield: 7.33%
Residential R.E.
20.6%
Construction
19.1%
Commerical R.E.
28.4%
Commerical
17.6%
Leases
8.6%
Consumer &
Other
5.6%
Pro Forma
Susquehanna Bancshares, Inc.
Community Banks, Inc.
Loan Portfolio ($000) Amount % of Total
Residential R.E. 1,147,741 $     20.6%
Commercial R.E. 1,577,534        28.4%
Construction 1,064,452        19.1%
Commercial 978,522           17.6%
Leases 478,900           8.6%
Consumer & Other 313,848           5.6%
Gross Loans & Leases 5,560,997 $     100.0%
Residential R.E.
6.0%
Construction
0.3%
Commercial R.E.
34.4%
Commercial
36.5%
Consumer &
Other
22.8%
Loan Portfolio ($000) Amount % of Total
Residential R.E. 141,826 $        6.0%
Commercial R.E. 815,028           34.4%
Construction 7,290               0.3%
Commercial 865,355           36.5%
Leases -                       0.0%
Consumer & Other 541,390           22.8%
Gross Loans & Leases 2,370,889 $     100.0%
Loan Portfolio ($000) Amount % of Total
Residential R.E. 1,289,567 $     16.3%
Commercial R.E. 2,392,562        30.2%
Construction 1,071,742        13.5%
Commercial 1,843,877        23.2%
Leases 478,900           6.0%
Consumer & Other 855,238           10.8%
Gross Loans & Leases 7,931,886 $     100.0%
Comparable Loan Mix
Comparable Loan Mix

Training
Training
Commitment to training
Full curriculum
75,000 person-hours of training in 2006
On-line training for all employees
Bank Secrecy Act, Anti-Money Laundering, Ethics, etc.
De-centralized training capability
Multiple training locations throughout footprint
More convenient for employee & branch scheduling

Vision & Direction of Company
Vision & Direction of Company
The Power of Local Knowledge with Regional Scale
Leverage our strengths:
Lending capability, diverse services, technology of regional bank
Personal service, knowledge, relationships of small community bank
Our Goal for Customer Service:
“We’re big enough to serve you, yet small enough to know you.”

Susquehanna

1982
1984
1986
1988
1990
1992
1994
1996
1998
2000
2002
2004
2005
2006

Creating Shareholder Value
Creating Shareholder Value
Historical results presented in the chart do not necessarily indicate future performance.
0%
150%
300%
450%
600%
750%
900%
1050%
1200%
Total Dividend Yield Total Market Value Appreciation
14%
Compounded
Annual Return
1,309% Increase in Shareholder Value (December 1982 – 2006)
750%
409%

Gregory A. Duncan Gregory A. Duncan President & Chief Executive Officer Susquehanna Bank PA

Transition Process
Transition Process
Overview & objectives
To receive regulatory and corporate permissions to acquire and transition workflows and processes performed by Community to
Susquehanna by fourth quarter 2007, with minimal customer impact and within targeted budget
Evaluate & adopt best practices, where feasible within timetable &
budget
Transition functions to designated sites

Transition Process
Transition Process
Project Structure
Steering committee function & composition
More than 60 sub-committees addressing specific issues
Decision Authority Matrix
Procedure
Policy
Design
Strategic
Project Management Expectations
Tasks
Timelines
Issues

Timeline Overview
Timeline Overview
June – Mid-August:
Establish operational footprint & evaluate branch overlap
Develop organizational structure, roles & responsibilities
Review products & recommend standardization
Identify issues, gaps or design changes required during transition
Determine resolution, communicate & establish appropriate processes
Mid-August – November:
Alignment
Communication
Training
Testing

Forward Looking Statements
Forward Looking Statements
This presentation may include projections and other forward-looking statements regarding events or the future financial performance of Susquehanna and
Community Banks. We wish to caution you that these forward-looking statements may differ materially from actual results due to a number of risks and uncertainties. For a more detailed description of the factors that may affect
Susquehanna’s and Community’s operating results, we refer you to our filings with the Securities & Exchange Commission, including our quarterly reports on
Form 10-Q for the quarter ended March 31, 2007, and our annual reports on
Form 10-K for the year ended December 31, 2006. Susquehanna and
Community assume no obligation to update the forward-looking statements made during this presentation.
For more information, please visit our Web sites at:
www.susquehanna.net
www.communitybanks.com

Notice to
Community Banks Shareholders
Notice to
Community Banks Shareholders
The proposed acquisition by Susquehanna of Community Banks will be effected pursuant to a merger of Community Banks into Susquehanna Bancshares, Inc.
Susquehanna will file a registration statement on Form S-4 containing a proxy statement addressed to Community Banks’ shareholders and a prospectus for the Susquehanna stock to be offered in the merger with the Securities and
Exchange Commission (the “SEC”). A definitive proxy statement will be sent to
Community Banks’ shareholders seeking their approval of the merger.
Community Banks’ shareholders are urged to read the registration statement carefully when it becomes available, because it will contain important information about the merger. Community Banks’ shareholders may obtain a free copy of the registration statement, when it becomes available, and other documents filed with, or furnished to, the SEC by Susquehanna at the SEC’s website at http://www.sec.gov. Copies of the registration statement and other documents filed by Susquehanna with the SEC may also be obtained for free from Susquehanna by directing a written request to Susquehanna Bancshares,
Inc., 26 North Cedar Street, Lititz, PA 17543, Attention: Abram G. Koser, Vice
President – Investor Relations.